SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: Ryanair Holdings plc LEI: 635400BR2ROC1FVEBQ56
2. Reason for the notification (please tick the appropriate box or boxes):

[X] An acquisition or disposal of voting rights
[X] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: The Goldman Sachs Group, Inc.		City and country of registered office (if applicable): Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA
4. Full name of shareholder(s) (if different from 3.)v: Goldman Sachs International
5. Date on which the threshold was crossed or reachedvi: 07/10/2021
6. Date on which issuer notified: 11/10/2021
7. Threshold(s) that is/are crossed or reached: Below 7%
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	0.03%	6.95%	6.98%	1,128,750,028
Position of previous notification (if applicable)	0.04%	7.31%	7.35%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct		Indirect	Direct	Indirect
IE00BYTBXV33			67,946	0.01%
US7835132033			253,071	0.02%

SUBTOTAL A			321,017	0.03%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending	Open			641,291	0.06%
Call Option	18/03/2022			13,436,300	1.19%
Call Option	17/12/2021			41,400	0.004%
Call Option	18/03/2022			25,000	0.002%
Call Option	18/03/2022			25,000	0.002%
Call Option	17/12/2021			21,000	0.002%
			SUBTOTAL B.1	14,189,991	1.26%

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Swap	25/10/2021		Cash	9,999,726	0.89%
Swap	23/09/2022		Cash	7,536,957	0.67%
Swap	13/10/2021		Cash	7,499,838	0.66%
Swap	11/10/2021		Cash	6,999,808	0.62%
Swap	05/11/2021		Cash	6,000,847	0.53%
Swap	11/10/2021		Cash	5,999,905	0.53%
Swap	08/11/2021		Cash	5,999,835	0.53%
Swap	28/09/2022		Cash	5,879,065	0.52%
Swap	27/10/2021		Cash	4,554,908	0.40%
Swap	11/11/2021		Cash	3,500,661	0.31%
Swap	07/10/2022		Cash	54,828	0.005%
Swap	07/10/2022		Cash	54,803	0.005%
Put Option	17/12/2021		Physical	30,000	0.003%
Put Option	17/12/2021		Physical	25,000	0.002%
Put Option	17/12/2021		Physical	25,000	0.002%
Swap	25/11/2030		Cash	19,462	0.002%
Swap	08/09/2031		Cash	16,171	0.001%
Swap	19/03/2024		Cash	12,415	0.001%
Swap	15/04/2031		Cash	10,970	0.001%
Swap	07/03/2029		Cash	10,368	0.001%
Swap	25/11/2030		Cash	9,624	0.001%
Swap	08/09/2031		Cash	9,338	0.001%
Swap	24/06/2026		Cash	8,533	0.001%
Swap	27/09/2024		Cash	5,765	0.001%
Swap	04/07/2022		Cash	4,500	0.0004%
Swap	17/12/2030		Cash	4,273	0.0004%
Swap	03/06/2031		Cash	3,116	0.0003%
Swap	17/12/2030		Cash	1,346	0.0001%
Swap	24/03/2031		Cash	1,300	0.0001%
Swap	17/12/2030		Cash	1,240	0.0001%
Swap	17/12/2030		Cash	1,210	0.0001%
Swap	24/06/2026		Cash	852	0.0001%
Swap	13/08/2031		Cash	706	0.0001%
Swap	24/06/2026		Cash	679	0.0001%
Swap	24/06/2026		Cash	434	0.00004%
Swap	21/05/2031		Cash	146	0.00001%
Swap	08/07/2022		Cash	127	0.00001%
Swap	06/10/2031		Cash	100	0.00001%
Swap	08/07/2022		Cash	98	0.00001%
Swap	05/07/2022		Cash	36	0.000003%
Swap	05/07/2022		Cash	29	0.000003%
Swap	05/07/2022		Cash	9	0.000001%
Swap	04/09/2022		Cash	8	0.000001%
Swap	01/03/2022		Cash	2	0.0000002%
			SUBTOTAL B.2	64,284,037	5.70%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc.
Goldman Sachs (UK) L.L.C.
Goldman Sachs Group UK Limited
Goldman Sachs International		6.95%	6.95%

The Goldman Sachs Group, Inc.
Goldman Sachs & Co. LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.

The Goldman Sachs Group, Inc.
Goldman Sachs Bank USA
Goldman Sachs Bank Europe SE

The Goldman Sachs Group, Inc.
Folio Financial, Inc.
Folio Investments Inc.

The Goldman Sachs Group, Inc.
IMD Holdings LLC
United Capital Financial Partners, Inc.
United Capital Financial Advisers, LLC

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:

Please note, the total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error.
General email contact:

gs-regops-emea-position-enquiries@gs.com

Done at London on 11/10/2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 12 October, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary